

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2025

Brian C. Evanko
Chief Financial Officer
The Cigna Group
900 Cottage Grove Road
Bloomfield, CT 06002

> **Re: The Cigna Group**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-38769**

Dear Brian C. Evanko:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance